Page 1 of 12 Pages

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 12)*

                            SOTHEBY'S HOLDINGS, INC.
             -----------------------------------------------------
                                (Name of Issuer)

                       CLASS A LIMITED VOTING COMMON STOCK
             -----------------------------------------------------
                         (Title of Class of Securities)

                                  835898107
             -----------------------------------------------------
                                 (CUSIP Number)

                  Linda S. Martinson, Esq. (212) 583-2000
                767 Fifth Avenue, 49th Floor, New York, NY 10153
             -----------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                April 17, 2000
             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                    SEC 1746 (12-91)

CUSIP No. 835898107                               Page 2 of 12 Pages
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Baron Capital Group, Inc.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(C) OR 2(E)    [ ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES               842,500
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             22,488,600
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                842,500
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       22,488,600
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       23,331,100
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       55.2%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       HC, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 835898107                         Page 3 of 12 Pages
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       BAMCO, Inc.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(C) OR 2(E)    [ ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             20,655,000
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       20,655,000
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       20,655,000
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       48.9%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IA, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 835898107                         Page 4 of 12 Pages
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Baron Capital Management, Inc.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(C) OR 2(E)    [ ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              842,500
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             1,833,600
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               842,500
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       1,833,600
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,676,100
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.3%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IA, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 835898107                            Page 5 of 12 Pages
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Baron Asset Fund
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(C) OR 2(E)    [ ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             20,100,000
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       20,100,000
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       20,100,000
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       47.6%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IV, OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 835898107                       Page 6 of 12 Pages
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Ronald Baron
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(C) OR 2(E)    [ ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       USA
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES               842,500
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             22,488,600
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                842,500
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       22,488,600
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       22,488,600
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       55.2%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                              Page 7 of 12 Pages


Item 1.   Security and Issuer
          (a)  Name of Issuer:
                 SOTHEBY'S HOLDINGS, INC.
          (b)  Address of Issuer's Principal Executive Offices:
                 500 North Woodward Avenue, Suite 100
                 Bloomfield Hills, MI 48304
          (c)  Title and Class of Securities:
                 Class A Limited Voting Common Stock


Item 2.   Identity and Background
          (a)  Name:
                 Baron Capital Group, Inc.  ('BCG')
                 BAMCO, Inc.  ('BAMCO')
                 Baron Capital Management, Inc.  ('BCM')
                 Baron Asset Fund ('BAF')
                 Ronald Baron
          (b)  Business Address:
                 767 Fifth Avenue
                 New York, NY 10153
          (c)  Present Principal Employment:
                 BCG:             Holding company
                 BAMCO:           Investment adviser
                 BCM:             Investment adviser
                 BAF:             Registered investment company
                 Ronald Baron:    Chairman and CEO: BCG, BAMCO, BCM, and BAF
                 767 Fifth Avenue
                 New York, NY 10153
          (d)  Record of Convictions:
                 No material change.
          (e)  Record of Civil Proceedings:
                 No material change.
          (f)  Citizenship:
                 No material change.


 Item 3.   Source and Amount of Funds or Other Consideration
             Ronald Baron owns no shares of the Issuer directly. BAMCO directed the purchase of 20,655,000 shares of the Issuer for its investment advisory clients for an aggregate purchase price of $438,385,849. Of those shares, 20,100,000 were purchased for the account of BAF for a total purchase price of $425,661,471. BCM directed the purchase of 1,833,600 shares of the Issuer for its investment advisory clients for an aggregate purchase price of $42,581,267 and 842,500 shares of the Issuer for two investment partnerships for an aggregate purchase price of $23,004,667. All of the shares were paid for by cash assets in the respective clients' accounts and/or by margin borrowings pursuant to standard margin agreements.

                                                          Page 8 of 12 Pages


 Item 4.   Purpose of Transaction
             Certain Reporting Persons and certain affiliates thereof have hired Wasserstein Perella & Co. to advise them with respect to their investments in the Issuer. The Reporting Persons would, if their votes were aggregated, constitute the Issuer's largest shareholder. Reporting Persons originally invested in the Issuer for the long term as passive investors.

             As a result of the ongoing Department of Justice investigation into allegations of price fixing involving the Issuer, Ronald Baron has recently had, and expects to continue to have, conversations with directors, management, and others regarding the Issuer, the composition and independence of the Issuer's board, other governance matters and other issues that may affect the future value of the Reporting Persons' investments in the Issuer.

             Mr. Baron strongly supports the Issuer's current executive officers.


 Item 5.  Interest in Securities of the Issuer*
          (a) Amount and percentage beneficially owned:
              BCG:            23,331,100     55.2%
              BAMCO:          20,655,000     48.9%
              BCM:             2,676,100      6.3%
              BAF:            20,100,000     47.6%
              Ronald Baron:   23,331,100     55.2%

          (b) Number of shares as to which such person has:
              (i)   sole power to vote or direct the vote:
                    BCG:               842,500
                    BAMCO:                   0
                    BCM:               842,500
                    BAF:                     0
                    Ronald Baron:      842,500
              (ii)  shared power to vote or direct the vote:
                    BCG:            22,488,600
                    BAMCO:          20,655,000
                    BCM:             1,833,600
                    BAF:            20,100,000
                    Ronald Baron:   22,488,600

                                                          Page 9 of 12 Pages


              (iii) sole power to dispose or to direct the disposition:
                    BCG:               842,500
                    BAMCO:                   0
                    BCM:               842,500
                    BAF:                     0
                    Ronald Baron:      842,500
              (iv)  shared power to dispose or direct the disposition:
                    BCG:            22,488,600
                    BAMCO:          20,655,000
                    BCM:             1,833,600
                    BAF:            20,100,000
                    Ronald Baron:   22,488,600

            * Reporting Persons may be deemed to share power to vote and dispose of shares referred to herein as a result of control relationships. Ronald Baron is the controlling person of BCG. BCG controls BAMCO and BCM. BAMCO is the investment adviser for BAF and other mutual funds owning shares of the Issuer. BCM is the investment adviser for various managed accounts owning shares of the Issuer. BCM has sole voting power for some of those shares. Reporting Persons disclaim beneficial ownership of the shares for which they share power.

           (c) A schedule of transactions effected in the last sixty days is attached hereto.

          (d) Ownership of More than Five Percent on Behalf of Another Person:
                The investment advisory clients have the right to receive the dividends from, or the proceeds from the sale of the securities in their respective accounts. To the best of Reporting Person's knowledge, other than the shares reported herein, no person has such interest relating to more than 5% of the outstanding class of securities.

          (e) Ownership of Less than Five Percent:
                Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
             By virtue of their investment advisory agreements with their clients, BCM and BAMCO have been given the discretion to dispose or direct the disposition of the securities in the advisory accounts. All such agreements are, however, revocable. The advisory agreements for the Baron Funds have been approved by their Board of Trustees. The agreements of the Baron Funds are filed as exhibit 99 to Form N1-A for Baron Asset Fund and are incorporated by reference herein. All the advisory agreements are pursuant to a standard form.


Item 7.    Material to be Filed as Exhibits
             Exhibit 99 - 60 days of trading.

                                                          Page 10 of 12 Pages


 Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     April 17, 2000


                               Baron Capital Group, Inc., BAMCO, Inc.,
                               Baron Capital Management, Inc.  and
                               Baron Assert Fund
                               By:

                                /s/ Ronald Baron
                                _______________________________________
                                    Ronald Baron, Chairman and CEO


                               Ronald Baron, Individually
                               By:

                                /s/ Ronald Baron
                                _______________________________________
                                    Ronald Baron